The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

January 20, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:  Chief, Office of Information Technology

Re:                             CVSL Inc./CIK 0001403085

Accession Number: 0001104659-14-089733

Amendment No. 1 to Registration Statement on Form S-3

Filed December 31, 2014

Dear Sirs:

We are counsel to CVSL Inc. (the “Company’s”) and are writing to request a correction to the file number on Amendment No. 1 to the Company’s Registration Statement on Form S-3 which was filed on December 31, 2014 (the “Filing”) incorrectly under its S-1 file number.  Please change the file number on the Filing from 333-196155 to File Number 333-200712.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.  Thank you for your assistance.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow